

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2022

Brian Varnum
Chief Executive Officer
Armata Pharmaceuticals, Inc.
4503 Glencoe Avenue
Marina del Rey, California 90292

Re: Armata Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed March 29, 2022
File No. 333-263936

Dear Mr. Varnum:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Faith L. Charles